SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CVR Refining, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12663P107
(CUSIP Number)

Jesse A. Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 25, 2013 (the "Initial 13D") by the Reporting Persons with respect to the Common Units of CVR Refining, LP (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

CVR Energy, Inc. (“CVI”) previously disclosed that, while there could be no assurance regarding the future, CVI, as owner of CVR Refining GP, LLC (the “General Partner”), the general partner of the Issuer, and its affiliates had no current plans to exercise the call right provided in the Issuer’s Amended and Restated Agreement of Limited Partnership (the "Limited Partnership Agreement"). On November 26, 2018, the Board of Directors (the “Board”) of CVI determined that, in light of current conditions, CVI should consider exercising this call right. Though CVI is now contemplating exercising the call right, there can be no assurance that CVI will exercise the call right or as to the timing of any such exercise.

As more fully described in the Issuer’s filings with the Securities and Exchange Commission, CVI’s ownership of the General Partner gives CVI the right to call and purchase all of the Issuer’s common units (other than common units held by the General Partner and its affiliates) at a formula price provided for in the Limited Partnership Agreement, if the General Partner and its affiliates own more than 80% in the aggregate of the outstanding common units of the Issuer. While the General Partner and its affiliates currently own more than 80% in the aggregate of the outstanding common units of the Issuer, any exercise of this call right would be subject to the approval of the Board. The purchase price per unit for the call right would be equal to the greater of (x) the average of the daily closing prices per common unit of the Issuer for the 20 consecutive trading days immediately prior to the date three days prior to the date that a notice of election to purchase is mailed or (y) the highest price paid by the General Partner or any of its affiliates for any such common units of the Issuer during the 90-day period preceding the mailing of such notice of election to purchase. Neither the General Partner nor any of its affiliates have purchased common units of the Issuer during the 90-day period preceding the filing of this Schedule 13D/A.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

CVR REFINING HOLDINGS, LLC

By:  /s/ Tracy Jackson
Name: Tracy Jackson
Title: Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES, LLC

By:  /s/ Tracy Jackson
Name: Tracy Jackson
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:  /s/ Tracy Jackson
Name: Tracy Jackson
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:  /s/ Tracy Jackson
Name: Tracy Jackson
Title: Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:  /s/ Tracy Jackson
Name: Tracy Jackson
Title: Chief Financial Officer and Treasurer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 9 to Schedule 13D – CVR Refining, LP]